02053164

VF 12-3-02

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33647

SEC MAIL PROCESSING RECEIVED NOV 27 2002 WASH, D.C. 155 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 12/6/02

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ruan Securities Corportion

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Equitable Building, Suite 317 604 Locust Street
(No. and Street)

Des Moines (City) IA (State) 50309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Smith (515) 245-3869
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

2500 Ruan Center, 666 Grand Avenue Des Moines, IA 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ruan Securities Corporation, as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel C Smith
Signature

Controller
Title

NOTARIAL SEAL IOWA
NINA FOWLER
COMMISSION NO. 158504
MY COMMISSION EXPIRES
11-15-05

Nina Fowler
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report

The Board of Directors
Ruan Securities Corporation:

We have audited the accompanying statement of financial condition of Ruan Securities Corporation (the Company) as of September 30, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ruan Securities Corporation as of September 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

November 1, 2002

RUAN SECURITIES CORPORATION

Statement of Financial Condition

September 30, 2002

Assets

Cash	$	4,020,509
Accrued interest receivable		2,937
Securities owed		154,365
Prepaid expenses		43,719
Property and equipment, net of accumulated depreciation of $73,041		43,819
	$	4,265,349

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	1,307,441
Deferred tax liability		7,000
Total liabilities		1,314,441
Stockholders' equity (note 5):		
Preferred stock, $1 par. Authorized 10,000,000 shares; issued none		—
Class A common stock, $1 par. Authorized 10,000,000 shares; issued and outstanding 1,745,000 shares		1,745,000
Class B common stock, $1 par. Authorized 10,000,000 shares; issued none		—
Additional paid-in capital		26,480
Retained earnings		1,179,428
Total stockholders' equity		2,950,908
Commitments and contingent liabilities (notes 2 and 7)		
	$	4,265,349

See accompanying notes to financial statements.

RUAN SECURITIES CORPORATION

Statement of Operations

Year ended September 30, 2002

Revenues:				
Net dealer inventory and investment gains			$	6,119,847
Commissions				232,932
Interest on municipal obligations				136,844
Public finance consulting fees				147,645
Other, including taxable interest				1,209
				6,638,477
Expenses:				
Compensation and employee benefits (notes 3 and 6)	$	3,921,600		
Communications (note 3)		26,663		
Building and office equipment rental (notes 2 and 3)		113,275		
Depreciation		16,004		
Dues and publications		75,921		
Promotional		15,801		
Clearing charges		135,359		
Professional fees		16,340		
Interest		19,108		
Office supplies		6,835		
Travel		51,641		
Other operating expenses		127,919		
				4,526,466
Income before income taxes				2,112,011
Income taxes (note 4)				840,000
Net income			$	1,272,011

See accompanying notes to financial statements.

RUAN SECURITIES CORPORATION

Statement of Changes in Stockholders' Equity

Year ended September 30, 2002

		Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at September 30, 2001	$	70,000	1,745,000	306,480	(92,583)	2,028,897
Redemption of preferred stock		(70,000)	—	(280,000)	—	(350,000)
Net income		—	—	—	1,272,011	1,272,011
Balance at September 30, 2002	$	—	1,745,000	26,480	1,179,428	2,950,908

See accompanying notes to financial statements.

RUAN SECURITIES CORPORATION

Statement of Cash Flows

Year ended September 30, 2002

Cash flows from operating activities:		
Net income	$	1,272,011
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		16,004
Change in assets and liabilities:		
Securities owned		(154,365)
Accrued interest receivable		(2,937)
Prepaid expenses		(19,067)
Accounts payable and accrued expenses		729,787
Deferred tax liabilities		7,000
Cash provided by operating activities		1,848,433
Cash flows used in investing activities:		
Purchase of property and equipment		(20,308)
Cash flows used in financing activities:		
Redemption of preferred stock		(350,000)
Net increase in cash		1,478,125
Cash at beginning of year		2,542,384
Cash at end of year	$	4,020,509
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	19,108
Cash paid during the year for income taxes		517,523

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies and Related Matters

(a) *Description of Business*

Ruan Securities Corporation (the Company) operates as a fully disclosed, nonclearing registered broker and dealer in securities under the Securities Exchange Act of 1934. Common stock of the Company is owned by Ruan Capital Corporation.

(b) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(c) *Accounting for Security Transactions and Valuation*

In accordance with recognized industry practice, securities transactions and related commission revenue and expense are recorded on a settlement-date basis, which is not materially different than if transactions were recorded on a trade-date basis.

Securities owned and securities sold but not yet purchased are valued at the quoted fair value, with the resulting gain or loss included in revenues.

(d) *Property and Equipment*

Property and equipment are stated at cost. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the assets, which range from three to ten years.

(e) *Income Taxes*

The Company files consolidated federal and state income tax returns with Ruan Capital Corporation. The Company's provision for income taxes is computed on a separate return basis.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) *Common Stock*

Class B common stock has no voting power, except as otherwise required by law. No dividends are payable on the common stock until all dividends on the preferred stock have been paid.

(Continued)

(g) Preferred Stock

On April 10, 2002, the Company redeemed the remaining 70,000 shares of their Series A Preferred Stock for a purchase price equal to $5.00 per share, payable in cash. As part of the redemption, all rights to past or future dividends for these shares were waived by the holder of the preferred stock; therefore, there are no cumulative undeclared dividends as of September 30, 2002.

(2) Commitments Under Operating Leases

The Company is obligated under operating leases for office space, office equipment, and automobiles (see note 3). Rent expense for office space and office equipment under lease arrangements was $68,908 and $30,354, respectively, for the year ended September 30, 2002. Future minimum lease payments under noncancelable operating leases as of September 30, 2002 were as follows:

Year ending September 30:		
2003	$	129,206
2004		95,115
2005		90,559
2006		7,546
Total minimum payments required	$	322,426

(3) Related-Party Transactions

The Company leases automobiles from affiliates. Rental expense to these affiliates totaled $37,475 for the year ended September 30, 2002.

The Company pays medical, dental, and long-term disability insurance for its employees through Ruan Transport Corporation. Insurance expense for the year ended September 30, 2002 was $86,749. Telephone expenses of $21,485 were paid by the Company to Ruan, Inc. for the year ended September 30, 2002.

(4) Income Taxes

Income tax expense for 2002 consisted of the following:

		Federal	State	Total
Current	$	624,000	209,000	833,000
Deferred		6,000	1,000	7,000
	$	630,000	210,000	840,000

(Continued)

RUAN SECURITIES CORPORATION

Notes to Financial Statements

September 30, 2002

Total income tax expense for the year ended September 30, 2002 differs from the amount of income tax expense computed by applying the normal United States federal income tax rate of 34% to income before income tax expense. The reasons for such differences were as follows:

Computed "expected" tax expense	$	718,000
State income taxes, net of federal taxes		139,000
Permanent differences		(17,000)
	$	840,000

Deferred tax liability of $7,000 at September 30, 2002 is a result primarily from temporary differences relating to depreciation expense.

(5) Net Capital

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6.67% of "aggregate indebtedness," as defined. Net capital and the net capital ratio fluctuate on a daily basis; however, at September 30, 2002 the Company had a ratio of aggregate indebtedness to net capital of 0.46 to 1 with a minimum net capital requirement of $250,000 and aggregate indebtedness and net capital of $1,314,441 and $2,854,108, respectively.

(6) Employees' Profit Sharing and Savings Plan

The Company provides defined contribution retirement benefits through a 401(k) plan for employees who meet certain eligibility requirements. Employees are allowed to contribute up to the maximum allowed ($11,000 in 2002) of pretax compensation into the plan. The Company shall make discretionary matching contributions of at least 20%, but not more than 100%, of employee deferrals. During the year ended September 30, 2002, Company contributions to the plan totaled $84,789.

Employees are immediately 100% vested in their contributions. The vested portion of employer contributions increases annually after two completed years of service to 100% with six or more years.

(7) Commitments and Contingencies

At September 30, 2002, the Company was committed to purchase approximately $13,870,000 and sell approximately $9,850,000 of municipal bonds under various when-issued commitments. The amount of the commitments did not differ materially from the anticipated fair value of such securities.

Schedule 1

RUAN SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1

September 30, 2002

Aggregate indebtedness:		
Accounts payable and accrued expenses	$	1,307,441
Deferred tax liability		7,000
Aggregate indebtedness	$	1,314,441
Net capital:		
Stockholders' equity	$	2,950,908
Deductions and/or charges:		
Nonallowable assets		(87,538)
Net capital before haircuts on trading securities		2,863,370
Haircuts on trading securities, computed pursuant to Rule 15c3-1(f)		(9,262)
Net capital	$	2,854,108
Minimum net capital (greater of $250,000 or 6.67% of aggregate indebtedness)	$	250,000
Ratio of aggregate indebtedness to net capital		0.46

* There were no material differences between the computation of net capital or aggregate indebtedness as presented herein and as reported by the Company in Part II of Form X-17A-5 as of September 30, 2002.

Schedule 2

Determination of Reserve Requirement Under Rule 15c3-3

September 30, 2002

The Company has elected exemption under Rules 15c3-3(k)(2)(i) and 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

See accompanying independent auditors' report.

Schedule 3

RUAN SECURITIES CORPORATION

Information for Possession or Control Requirements Under Rule 15c3-3

September 30, 2002

	Fair value	Number of items
Customers' fully paid and excess-margin securities not in the respondent's possession or control as of September 30, 2002, for which instructions to reduce to possession or control had been issued as of September 30, 2002, for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of September 30, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

2500 Ruan Center
666 Grand Avenue
Des Moines, IA 50309

Independent Auditors' Report on Internal Accounting Control

The Board of Directors
Ruan Securities Corporation:

We have audited the financial statements of Ruan Securities Corporation (the Company) for the year ended September 30, 2002 and have issued our report thereon dated November 1, 2002. In planning and performing our audit of the financial statements of the Company, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. An audit does not include examining the effectiveness of internal control and does not provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

KPMG LLP

November 1, 2002